UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Advanced BioEnergy, LLC
(Name of Issuer)

Membership Units
(Title of Class of Securities)

Not Applicable
(CUSIP Number)

Howard Schildhouse, 5151 E. Broadway, Suite 510, Tucson, AZ 85711
(520) 628-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 11, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ X ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1.	Names of Reporting Persons: Ethanol Capital Management, LLC ……………………….....................................................................................................................................................

I.R.S. Identification Nos. of above persons (entities only): 57-1205717.................................................................................................................................................................................

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	[ ]……………………………………………………………………………….............................................................................................................................................................…

(b)	[ ]…………………………………………………………………………………..............................................................................................................................................................

3.	SEC Use Only…………………………………………………………………………............................................................................................................................................................…..

4.	Source of Funds (See Instructions)	OO...

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)..................................................................................................................................................	[ ]

6.	Citizenship or Place of Organization: Delaware

7.	Sole Voting Power ……………........................	None………………………………………..........................................................................................................................................
Number of
Shares
Beneficially	8.	Shared Voting Power………………................	3,092,944*……………………………….............................................................................................................................................
Owned by
Each
Reporting	9.	Sole Dispositive Power………………............	None………………………………………..........................................................................................................................................
Person
With
	10.	Shared Dispositive Power ……………..........	3,092,944*……………………………….............................................................................................................................................

11.	Aggregate Amount Beneficially Owned by Each Reporting Person ...................................................................................................3,092,944*................................................................

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
(See Instructions)

13.	Percent of Class Represented by Amount in Row (11)………......................................................................................................................24.7%.................................................................

14.	Type of Reporting Person (See Instructions)
..........................................................................................................................................................IA.............................................................................................................................................

* Of the 3,092,944 units reported in this Schedule 13D, 500,000 units are directly owned by Tennessee Ethanol Partners, L.P., of which Ethanol Capital Management, LLC (“ECM”) serves as the general partner and investment advisor and has voting and dispositive power.  The remaining 2,592,944 units consist of 1,000,000 units receivable upon conversion of a $10 million convertible note (“Note 1”) and 1,592,944 units receivable upon conversion of a $15,929,436 convertible note (“Note 2”), based on a conversion price of $10 per unit.  The conversion price is the lesser of $16 per unit or the price per unit which is equal to the lowest price per unit at which Advanced BioEnergy, LLC (“ABE”) sells units during the period in which the Notes are outstanding.  There is currently a dispute between ECM and ABE regarding the conversion price of the Notes and whether interest on the Notes is convertible into units.  ABE has sold units during the period in which the Notes were outstanding at $10 per unit.  Thus, ECM believes that the conversion price is $10 per unit.  ABE disputes that the conversion price is $10/unit.  Moreover, Ethanol Investment Partners, LLC (“EIP”), as the holder of the Notes, contends that all interest on the Notes is payable in cash upon maturity of the Notes and is not convertible into units.  Thus, the number of units disclosed herein does not include units that would have been issued if interest on the Notes were converted into units.  ABE disputes that interest is payable in cash.

ECM is the sole manager of EIP.  The LLC members in EIP consist of the following: Ethanol Capital Partners, L.P. Series E, Ethanol Capital Partners, L.P. Series H, Ethanol Capital Partners, L.P. Series I, Ethanol Capital Partners, L.P. Series J, Ethanol Capital Partners, L.P. Series L, Ethanol Capital Partners, L.P. Series M, Ethanol Capital Partners, L.P. Series N, Ethanol Capital Partners, L.P. Series O, Ethanol Capital Partners, L.P. Series P, Ethanol Capital Partners, L.P. Series Q and Ethanol Capital Partners, L.P. Series S (collectively, the “LLC Members”).  ECM is the general partner of and investment advisor to each LLC Member and has voting and dispositive power over each LLC Member’s assets.  Of the 2,592,944 units receivable upon conversion of Note 1 and Note 2, the units are attributable to each LLC Member as follows: ECP Series E:  557,500 units; ECP Series H:  213,326 units; ECP Series I:  235,000 units; ECP Series J:  103,275 units; ECP Series L:  108,500 units; ECP Series M:  74,019 units; ECP Series N:  365,790 units; ECP Series O:  243,499 units; ECP Series P:  243,281 units; ECP Series Q:  359,754 units; and ECP Series S: 89,000 units.  Pursuant to the terms of Note 1 and Note 2, no fractional units will be issued upon conversion of the Notes.  Thus, all units receivable upon conversion have been reduced to the lowest whole number unit, and EIP, as the holder of the Notes, will be paid the fair market value of the excess fractional unit in cash.

ECP Series E, H, I, J, L, M, N, O, P, Q and S own membership interests in EIP.  The percentage ownership of each LLC Member in EIP is as follows: ECP Series E owns 21.50%; ECP Series H owns 8.23%; ECP Series I owns 9.06%; ECP Series J owns 3.98%; ECP Series L owns 4.18%; ECP Series M owns 2.86%; ECP Series N owns 14.11%; ECP Series O owns 9.39%; ECP Series P owns 9.38%; ECP Series Q owns 13.88%; and ECP Series S owns 3.43%.  Scott Brittenham is the President of ECM and may therefore be deemed to be the beneficial owner of such units.

** Based on 9,909,162 units of membership interest outstanding as of August 7, 2008, as reported by Advanced BioEnergy, LLC in its Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2008, plus the 2,592,944 units receivable upon the conversion of Note 1 and Note 2.

CUSIP No. N/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Scott Brittenham ...

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	[ ]…………………………………………………………………………………........................................................................................................................................................

(b)	[ ]…………………………………………………………………………………........................................................................................................................................................

3.	SEC Use Only……………………………………………………………………………..........................................................................................................................................................

4.	Source of Funds (See Instructions)	OO.......................................................................................................................................................................................................

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).....................................................................................................................................	[ ]

6.	Citizenship or Place of Organization: United States

7.	Sole Voting Power ……………........................	None………………………………………..........................................................................................................................................
Number of
Shares
Beneficially	8.	Shared Voting Power………………................	3,092,944*……………………………….............................................................................................................................................
Owned by
Each
Reporting	9.	Sole Dispositive Power………………............	None………………………………………..........................................................................................................................................
Person
With
	10.	Shared Dispositive Power ……………..........	3,092,944*……………………………….............................................................................................................................................

11.	Aggregate Amount Beneficially Owned by Each Reporting Person ...................................................................................................3,092,944*................................................................

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)…..............................................................................................................................................

13.	Percent of Class Represented by Amount in Row (11)………......................................................................................................................24.7%.................................................................

14.	Type of Reporting Person (See Instructions)
..........................................................................................................................................................IN.............................................................................................................................................

* Of the 3,092,944 units reported in this Schedule 13D, 500,000 units are directly owned by Tennessee Ethanol Partners, L.P., of which Ethanol Capital Management, LLC (“ECM”) serves as the general partner and investment advisor and has voting and dispositive power.  The remaining 2,592,944 units consist of 1,000,000 units receivable upon conversion of a $10 million convertible note (“Note 1”) and 1,592,944 units receivable upon conversion of a $15,929,436 convertible note (“Note 2”), based on a conversion price of $10 per unit.  The conversion price is the lesser of $16 per unit or the price per unit which is equal to the lowest price per unit at which Advanced BioEnergy, LLC (“ABE”) sells units during the period in which the Notes are outstanding.  There is currently a dispute between ECM and ABE regarding the conversion price of the Notes and whether interest on the Notes is convertible into units.  ABE has sold units during the period in which the Notes were outstanding at $10 per unit.  Thus, ECM believes that the conversion price is $10 per unit.  ABE disputes that the conversion price is $10/unit.  Moreover, Ethanol Investment Partners, LLC (“EIP”), as the holder of the Notes, contends that all interest on the Notes is payable in cash upon maturity of the Notes and is not convertible into units.  Thus, the number of units disclosed herein does not include units that would have been issued if interest on the Notes were converted into units.  ABE disputes that interest is payable in cash.

ECM is the sole manager of EIP.  The LLC members in EIP consist of the following: Ethanol Capital Partners, L.P. Series E, Ethanol Capital Partners, L.P. Series H, Ethanol Capital Partners, L.P. Series I, Ethanol Capital Partners, L.P. Series J, Ethanol Capital Partners, L.P. Series L, Ethanol Capital Partners, L.P. Series M, Ethanol Capital Partners, L.P. Series N, Ethanol Capital Partners, L.P. Series O, Ethanol Capital Partners, L.P. Series P, Ethanol Capital Partners, L.P. Series Q and Ethanol Capital Partners, L.P. Series S (collectively, the “LLC Members”).  ECM is the general partner of and investment advisor to each LLC Member and has voting and dispositive power over each LLC Member’s assets.  Of the 2,592,944 units receivable upon conversion of Note 1 and Note 2, the units are attributable to each LLC Member as follows: ECP Series E:  557,500 units; ECP Series H:  213,326 units; ECP Series I:  235,000 units; ECP Series J:  103,275 units; ECP Series L:  108,500 units; ECP Series M:  74,019 units; ECP Series N:  365,790 units; ECP Series O:  243,499 units; ECP Series P:  243,281 units; ECP Series Q:  359,754 units; and ECP Series S: 89,000 units.  Pursuant to the terms of Note 1 and Note 2, no fractional units will be issued upon conversion of the Notes.  Thus, all units receivable upon conversion have been reduced to the lowest whole number unit, and EIP, as the holder of the Notes, will be paid the fair market value of the excess fractional unit in cash.

ECP Series E, H, I, J, L, M, N, O, P, Q and S own membership interests in EIP.  The percentage ownership of each LLC Member in EIP is as follows: ECP Series E owns 21.50%; ECP Series H owns 8.23%; ECP Series I owns 9.06%; ECP Series J owns 3.98%; ECP Series L owns 4.18%; ECP Series M owns 2.86%; ECP Series N owns 14.11%; ECP Series O owns 9.39%; ECP Series P owns 9.38%; ECP Series Q owns 13.88%; and ECP Series S owns 3.43%.  Scott Brittenham is the President of ECM and may therefore be deemed to be the beneficial owner of such units.

** Based on 9,909,162 units of membership interest outstanding as of August 7, 2008, as reported by Advanced BioEnergy, LLC in its Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2008, plus the 2,592,944 units receivable upon the conversion of Note 1 and Note 2.

Item
1.	Security and Issuer

Membership Units
Advanced BioEnergy, LLC (the "Issuer")
10201 Wayzata Boulevard, Suite 250
Hopkins, Minnesota 55305

Item
2.	Identity and Background

(a)	This Schedule 13D is being filed on behalf of the following persons:

(i)	Ethanol Capital Management, LLC and
(ii)	Scott Brittenham (together, the “Reporting Persons”)

Attached as Exhibit A is a copy of the agreement among the foregoing persons that the Schedule 13G initially filed to report the acquisition that is the subject of this Schedule 13D be filed on behalf of each of them.

Ethanol Capital Management, LLC (“ECM”) is the sole manager of Ethanol Investment Partners, LLC (“EIP”). EIP has the following members:

(i)	Ethanol Capital Partners, L.P., Series E (“ECP Series E”)
(ii)	Ethanol Capital Partners, L.P., Series H (“ECP Series H”)
(iii)	Ethanol Capital Partners, L.P., Series I (“ECP Series I”)
(iv)	Ethanol Capital Partners, L.P., Series J (“ECP Series J”)
(v)	Ethanol Capital Partners, L.P., Series L (“ECP Series L”)
(vi)	Ethanol Capital Partners, L.P., Series M (“ECP Series M”)
(vii)	Ethanol Capital Partners, L.P., Series N (“ECP Series N”)
(viii)	Ethanol Capital Partners, L.P., Series O (“ECP Series O”)
(ix)	Ethanol Capital Partners, L.P., Series P (“ECP Series P”)
(x)	Ethanol Capital Partners, L.P., Series Q (“ECP Series Q”)
(xi)	Ethanol Capital Partners, L.P., Series S (“ECP Series S”), (collectively the “LLC Members”)

ECM is the general partner and investment advisor to Tennessee Ethanol Partners, L.P. and each LLC Member and has the power to vote and dispose of the securities reported in this Schedule 13D.

(b)	The address of the principal business office of ECM is Rockefeller Center, 7th Floor,1230 Avenue of the Americas, New York, NY 10020.

(c)	Investment Advisor.

(d)	None.

(e)	None.

(f)	Citizenship:

(i)	Ethanol Capital Management, LLC: a Delaware Limited Liability Company
(ii)	Scott Brittenham: United States
(iii)	EIP: a Delaware Limited Liability Company
(iv)	ECP Series E: a Delaware Limited Partnership
(v)	ECP Series H: a Delaware Limited Partnership
(vi)	ECP Series I: a Delaware Limited Partnership
(vii)	ECP Series J: a Delaware Limited Partnership
(viii)	ECP Series L: a Delaware Limited Partnership
(ix)	ECP Series M: a Delaware Limited Partnership
(x)	ECP Series N: a Delaware Limited Partnership
(xi)	ECP Series O: a Delaware Limited Partnership
(xii)	ECP Series P: a Delaware Limited Partnership
(xiii)	ECP Series Q: a Delaware Limited Partnership
(xiv)	ECP Series S: a Delaware Limited Partnership
(xv)	Tennessee Ethanol Partners, L.P.: a Delaware Limited Partnership

Item
3.	Source and Amount of Funds or Other Consideration

On April 27, 2007, the Issuer issued a convertible promissory note to EIP in the amount of $10,000,000 (“Note 1”).  On June 20, 2007, the Issuer issued a second convertible promissory note to EIP in the amount of $15,929,436 (“Note 2”).  Both Notes have a scheduled maturity date of June 20, 2008.  Under the terms of the Notes, the Notes are convertible into units of the Issuer based on a conversion price of the lesser of $16 per unit or the price per unit which is equal to the lowest price per unit at which the Issuer sells units during the period in which the Notes are outstanding.

There is currently a dispute between ECM and ABE regarding the conversion price of the Notes and whether interest on the Notes is convertible into units.  ABE has sold units during the period in which the Notes were outstanding at $10 per unit.  Thus, ECM believes that the conversion price is $10 per unit.  ABE disputes that the conversion price is $10/unit.  Moreover, Ethanol Investment Partners, LLC (“EIP”), as the holder of the Notes, contends that all interest on the Notes is payable in cash upon maturity of the Notes and is not convertible into units.  Thus, the number of units disclosed herein does not include units that would have been issued if interest on the Notes were converted into units.  ABE disputes that interest is payable in cash.

Item
4.	Purpose of Transaction

The Reporting Persons have acquired the Membership Units for investment purposes.  The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the business of issuer, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the stock of issuer in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing, from time to time, which may include further acquisitions of units or disposal of some or all of the units currently owned by the Reporting Persons or otherwise acquired by Reporting Persons, as the case may be.

Pursuant to a Voting Agreement dated May 4, 2007, the Issuer was obligated to nominate, and recommend to its members the election of, Scott Brittenham as a member of the board of directors of the Issuer.  On August 11, 2008, the Issuer’s members elected Scott Brittenham to the board of directors at its Regular Meeting of Members.  In his capacity as a director of the Issuer, Scott Brittenham may actively pursue proposals which could relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

In addition, the Reporting Persons may engage in communications with one or more members, officers or directors of the Issuer, including discussions regarding potential changes in the operations of the Issuer and strategic direction that, if effected, could result in, among other things: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.  Except as expressly set forth in this Item 4, the Reporting Persons currently have no additional plans or proposals that relate to or would result in any of the actions required to be reported herein.  The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of this Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item
5.	Interest in Securities of the Issuer

(a)	See pages 2 – 5 of cover pages.

(b)	See pages 2 - 5 of cover pages.

(c)	None.

(d)	ECM is the Manager of EIP and has discretion on whether to distribute dividends to the LLC Members of EIP.

(e)	N/A.

Item
6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a Voting Agreement dated May 4, 2007, the Issuer was obligated to nominate, and recommend to its members the election of, Scott Brittenham as a member of the board of directors of the Issuer. On August 11, 2008, the Issuer’s members elected Scott Brittenham to the board of directors at its Regular Meeting of Members.

Item
7.	Material to Be Filed as Exhibits

Exhibit A.	Joint Filing Agreement.

[signatures on following page]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 22, 2008
Date

/s/ Scott Brittenham
Signature

Scott Brittenham/President
Name/Title

Exhibit A

Joint Filing Agreement

The undersigned hereby agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of membership units of Advanced BioEnergy, LLC and any subsequent amendments hereto.

Date:	December 21, 2007

ETHANOL CAPITAL MANAGEMENT, LLC

By:	/s/Scott Brittenham
Name: Scott Brittenham
Title: President

SCOTT BRITTENHAM

By:	/s/Scott Brittenham